UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number: 001-38376

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Central Puerto S.A.
(Exact name of registrant as specified in its charter)

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Port Central S.A.

(Translation of registrant’s name into English)

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Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

 CENTRAL PUERTO S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: March 13, 2023	By:	/s/ LEONARDO MARINARO
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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BUENOS AIRES, March 13, 2023

Notice: CPSA-GG-N-0093/23-AL

Subject: Information set forth by Section 62 of Buenos Aires Stock Exchange Regulations

Dear Sir /Madam,

We contact you in compliance with the abovementioned section so as to inform that on March 8, 2023, the Board of Directors of Central Puerto S.A. approved the financial statements and other documentation for the fiscal year ended December 31, 2022 and has acknowledged the corresponding reports of the Auditor and the Statutory Audit Committee.

Regard being had to the foregoing, we inform the following:

1. Income (loss) for the fiscal year ended December 31, 2022:

Income (Loss) ARS 000
Income (loss) for the fiscal year
attributable to shareholders of the Company	19,040,491
attributable to non-controlling shareholding	37,484
Total income (loss) for the fiscal year	19,077,975

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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2. Other comprehensive income (loss) for the fiscal year ended December 31, 2022:

Income (Loss) ARS 000
Other comprehensive income (loss) for the fiscal year
attributable to shareholders of the Company	(152,658)
attributable to non-controlling shareholding	-
Total other comprehensive income (loss) for the fiscal year	(152,658)

3. Comprehensive income (loss) for the fiscal year ended December 31, 2022:

Income (Loss) ARS 000
Net total comprehensive income (loss) for the fiscal year
attributable to shareholders of the Company	18,887,833
attributable to non-controlling shareholding	37,484
Total net total comprehensive income (loss) for the fiscal year	18,925,317

4. Shareholders’ equity details divided in items and amounts as of December 31, 2022:

ARS 000
Share Capital – Face Value	1,514,022
Capital adjustment	78,266,118
Statutory reserve	12,297,965
Optional reserve	156,000,937
Other equity accounts	(5,809,476)
Income (loss) for the fiscal year	19,040,491
Other comprehensive income (loss) for the fiscal year	(152,658)
Non-controlling shareholding	198,008
Total	261,355,407

attributable to shareholders of the Company	261,157,399
attributable to non-controlling shareholding	198,008

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5. Board of Directors proposal

The net income for the fiscal year 2022 amounted to ARS 19,040,491. This way, as of December 31, 2022, retained accumulated income (loss) amounted to ARS 18,887,833. The Board of Directors proposes to allocate 952,025 to the Statutory reserve. Moreover, it proposes to allocate the remaining balance of the retained accumulated income (loss) to the Optional reserve increase, which can be destined to the following: payment of dividends based on the evolution of the Company’s financial position and the Company’s Dividend Distribution Policy.

6. Controlling shareholding

As a consequence of the merger between Central Puerto S.A., in its capacity as parent company and Operating S.A. (“OPER”), Hidroneuquén S.A. (“HNQ”) and Sociedad Argentina de Energía S.A. (“SADESA”), all in their capacity as acquired companies and, as a consequence of the corresponding acquired companies’ shares swap, none of the shareholders of Central Puerto S.A. holds a controlling interest.

Finally, it is important to highlight the fact that share capital is under public offering, and it is listed in the Buenos Aires Stock Exchange (“BCBA”) and; since February 2, 2018, in the New York Stock Exchange (“NYSE”). Therefore, shareholding may experience variations, which the Company may not be aware of.

Yours sincerely,
Leonardo Marinaro Head of Market Relations CENTRAL PUERTO S.A.

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